Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the First Quarter of 2015

-Further Enhanced Operating Efficiency-

- Provides Update on Strategic Initiatives, Company Direction and Business Outlook -

Hong Kong, June 05, 2015 — UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the first quarter ended March 31, 2015.

Mr. William Wong, UTStarcom’s Chief Executive Officer, stated, “We again delivered a better than expected top line performance and also began to drive incremental improvements in our gross margin compared to the same period in last year. Although several new products are still in the early stages of their product life cycle and we await their positive impact on the top and bottom line, at the same time, new contract wins have been strong which we believe is a positive sign about our product development efforts.”

“In relation to this continued focus on securing profitable revenue, moving forward, we intend to shift most of our resources to the further development and sales of our higher margin product lines to ensure we fully capitalize on the demand in certain key geographies that are responsive to our improving offerings. Moreover, we are aware that we need to respond to a need to make our business much more nimble, efficient and profitable, which also will mean smaller, so we are taking steps to further fine-tune our business model and reduce our cost structure as we enter the balance of fiscal 2015. As we progress through the year, we will remain steadfast in our commitment to executing a comprehensive and successful business transformation that benefits UTStarcom and all of its stakeholders.”

In addition to disclosing financial measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company also provides below non-GAAP financial measures which better reflect the Company’s core business status and the development trend. A further explanation of the use of non-GAAP financial information and a reconciliation of the non-GAAP financial measures to the GAAP comparative balances can be found at the end of this release.

2015 First Quarter Milestones and Operating Highlights

•	Introduced the Software-defined Open Optical (“SOO”) SDN Product line that provides SDN Bandwidth on Demand (“BoD”) service for Ethernet lease line bandwidth provisioning.

•	Further enhanced operating efficiency.

•	Won a major contract in India which further bolsters the Company’s strong position in the Indian market.

2015 First Quarter Financial Performance Highlights

•	First quarter 2015 GAAP revenues were $33.0 million, an increase of 2.2% from $32.3 million for the corresponding period of 2014. First quarter 2015 Non-GAAP revenues were $32.4 million, an increase of 0.3% from $32.3 million for the corresponding period of 2014.

•	First quarter 2015 GAAP gross margin was 14.7%, compared to 14.2% for the corresponding period of 2014. First quarter 2015 Non-GAAP gross margin was 14.9%, compared to 14.2% for the corresponding period of 2014.

•	First quarter 2015 GAAP operating expenses were $8.0 million, an increase of 1.3% from $7.9 million for the corresponding period in 2014. First quarter 2015 Non-GAAP operating expenses were $7.8 million, an increase of 5.4% from $7.4 million for the corresponding period in 2014.

•	First quarter 2015 GAAP operating loss was $3.1 million, compared to $3.3 million for the corresponding period of 2014. First quarter 2015 Non-GAAP operating loss was $2.9 million, compared to $2.8 million for the corresponding period of 2014.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

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•	First quarter 2015 GAAP net loss attributable to UTStarcom’s shareholders was $5.4 million, compared to $3.3 million for the corresponding period of 2014. First quarter 2015 Non-GAAP net loss attributable to UTStarcom’s shareholders was $5.2 million, compared to $2.8 million for the corresponding period of 2014.

•	First quarter 2015 GAAP basic net loss per share was $0.14, compared to $0.09 for the corresponding quarter of 2014. First quarter 2015. Non-GAAP basic net loss per share was $0.14, compared to $0.08 for the corresponding quarter of 2014.

•	As of March 31, 2015, cash, cash equivalents and short-term investments were $67.9 million.

Mr. Min Xu, UTStarcom’s Chief Financial Officer, commented, “In the first quarter, we continued our focus on executing with strong operational and financial discipline. Also, while we remained focused on tightly managing our cost structure, we realigned our organization in order to reinforce the strength of our core business which will drive our future performance. We will continue our aggressive efforts to generate a profitable revenue stream, effectively manage our operations and overall cost structure, and improve margins and profitability.”

First Quarter 2015 Financial Results

Total Revenues

Total revenues for the first quarter of 2015 were $33.0 million, an increase of 2.2% from $32.3 million for the corresponding period in 2014.

Total Non-GAAP revenues for the first quarter of 2015 were $32.4million, an increase of 0.3% from $32.3 million for the corresponding period in 2014.

•	Non-GAAP net sales from equipment for the first quarter of 2015 were $25.0 million, a decrease of 3.1% from $25.8 million for the corresponding period in 2014. The decrease was mainly due to the decreased sales of Customer Premise Equipment (“CPE”) and WIFI products which were partially offset by the increased sales of Packet Optical Transport (“PTN”) and Multi Service Access Network (“MSAN”) products.

•	Non-GAAP net sales from equipment-based services for the first quarter of 2015 were $7.4 million, an increase of 13.8% from $6.5 million for the corresponding period in 2014.The increase was mainly due to the increased sales of PTN and WIFI products related service which were partially offset by the decreased sales of MSAN product related services.

Gross Profit

Gross profit was $4.8 million, or 14.7% of net sales, for the first quarter of 2015, compared to $4.6 million or 14.2% of net sales, for the corresponding period in 2014.

Non-GAAP gross profit was $4.8 million, or 14.9% of net sales, for the first quarter of 2015, compared to $4.6 million or 14.2% of net sales, for the corresponding period in 2014.

•	Non-GAAP gross profit for equipment sales for the first quarter of 2015 was $5.7 million, an increase of 21.3% from $4.7 million for the corresponding period in 2014. Non-GAAP gross margin for equipment sales for the first quarter of 2015 was 22.8%, compared to 18.3% for the corresponding period in 2014. The increase in gross margin was primarily caused by the favorable mix of relatively high margin MSTP and MSAN products.

Non-GAAP gross profit for equipment-based services for the first quarter of 2015 was negative $0.9 million, compared to gross profit of negative $0.1 million for the corresponding period in 2014. Non-GAAP gross margin for equipment-based services for the first quarter of 2015 was negative 12.2%, compared to negative 1.8% for the corresponding period in 2014. The decrease in gross margin was primarily caused by losses of MSAN product related service.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

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Operating Expenses

Operating expenses for the first quarter of 2015 were $8.0million, an increase of 1.3% from $7.9 million for the corresponding period in 2014.

Non-GAAP operating expenses for the first quarter of 2015 were $7.8 million, an increase of 5.4% from $7.4 million for the corresponding period in 2014.

•	Non-GAAP selling, general and administrative expenses in the first quarter of 2015 were $5.2 million, compared to $5.1 million for the corresponding period in 2014.

•	Non-GAAP research and development expenses in the first quarter of 2015 were $2.6 million, an increase of 13.0% from $2.3 million for the corresponding period in 2014. The increase was mainly due to merge of product marketing team and R&D team into Product Development Department (PDD).

Operating Loss

Operating loss for the first quarter of 2015 was $3.1 million, compared to operating loss of $3.3 million for the corresponding period of 2014.

Non-GAAP operating loss for the first quarter of 2015 was $2.9 million, compared to Non-GAAP operating loss of $2.8 million for the corresponding period of 2014.

Other Income (Expense), Net

Net other income for the first quarter of 2015 was $0.5 million compared to net other income of $0.7 million for the corresponding period in 2014. Net other income in the first quarter of 2015 primarily consisted of $0.6 million realized gain from the selling of Inphi stock in February 2015. Net other income in the first quarter of 2014 consisted of a $1.0 million release of the tax liabilities reserve due to the expiration of the statute of limitation and $0.3 million of foreign exchange loss which was mainly from the depreciation of RMB against the U.S. dollar during that quarter.

Equity Pick Up of Losses of an Associate

After the Company’s preferred stock investment in UiTV Media was reduced to zero in Q4 2014, remaining UiTV Media losses are fully applied against the Company’s convertible bond investment balance until the carrying value of the convertible bond investment balance is reduced to zero.

Equity pick up of losses of an associate was $3.2million for the first quarter of 2015, which represented 100% recognition of UiTV Media losses, compared to $1.2 million for the first quarter of 2014, which represented a 49% loss pick up from the Company’s equity investment in UiTV Media.

Net Loss

Net loss attributable to UTStarcom’s shareholders for the first quarter of 2015 was $5.4 million, compared to net loss attributable to UTStarcom’s shareholders of $3.3 million for the corresponding period in 2014. Basic net loss per share for the first quarter of 2015 was $0.14, compared to basic net loss per share of $0.09 for the first quarter of 2014.

Non-GAAP net loss attributable to UTStarcom’s shareholders for the first quarter of 2015 was $5.2 million, compared to Non-GAAP net loss attributable to UTStarcom’s shareholders of $2.8 million for the corresponding period in 2014. Non-GAAP basic net loss per share for the first quarter of 2015 was $0.14, compared to Non-GAAP basic net loss per share of $0.08 for the first quarter of 2014.

Cash Flow

•	Cash used in operating activities for the first quarter of 2015 was $9.2 million.

•	Cash provided by investing activities for the first quarter of 2015 was $0.6 million.

•	Cash used in financing activities for the first quarter of 2015 was $1.5 million, mainly due to $1.5 million shares purchased.

As of March 31, 2015, UTStarcom had cash, cash equivalents and short-term investments of $67.9 million.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

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Overview of Recent Key Events

Monetizing IPTV Convertible Bond

On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd., the IPTV business divested in 2012, for the conversion of a $20.0 million convertible bond. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to UTStarcom as partial payment of the principal of the $20.0 million convertible bond. The remaining part of the principal and the interest of the convertible bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. The Company has received the $10.0 million cash re-payment in April.

New Major Contract Win

In the first quarter of 2015, the Company won a three-year contract with Bharat Sanchar Nigam Ltd. (BSNL), India's largest national wireline carrier, to support its major network enhancement. The deal highlights UTStarcom's ability to be a leading provider of advanced efficient and reliable broadband infrastructure solutions.

Key Global Trade Shows

In March, the Company participated in the 2015 Optical Fiber Communications Conference (OFC) and Exhibition in Los Angeles and Competitive Carriers Association (CCA)’s 2015 Global Expo in Atlanta. At the events, the Company displayed its latest suite of broadband and optical network infrastructure technology. It showcased its flagship Packet Optical Transport product TN765 with 100G Ethernet services for metro networks. The management team also delivered presentations to introduce its SOO SDN Product line and unveiled a SDN/NFV-enabled network infrastructure, sharing how NFV technology helps telecom operators to reduce the variety of vendor-specific equipment and technologies used on a single metro network.

Returning Cash to Shareholders

In November 2014, the Company's Board of Directors approved a share repurchase program of up to $40 million of its outstanding shares over the following 24 months to enhance shareholder value as part of the Company's longstanding commitment to shareholders. As of May 31, 2015, the Company has repurchased approximately 0.9 million shares for $2.4 million in total.

Update on Strategic Initiatives, Company Direction, and Business Outlook

Overview of Go-Forward Business Plan

During the last several years, the Company has undergone a significant business transformation. As part of this, non-core parts of the business were shed, costs have been dramatically reduced, new industry-leading products were developed, and strategic investments have enabled UTStarcom to enter many new global growth markets and own portions of promising new technology companies. As a result, the business model and operations have become more stable than in the past, setting a good foundation for positive performance in a dynamic industry.

At the same time, ongoing market challenges, the extended evolution of the business model, and the fact that key carrier customers have cut capex plans significantly has meant that the transformation – while fully in progress – is happening more slowly than planned. Because of this reality it has become apparent that additional aggressive steps need to be taken to create a healthier base for the business. The Company therefore intends to streamline its business model further, now focusing only on the most profitable broadband products and markets while also further cutting costs. Less profitable products will no longer be offered and the go-forward business development resources will shift to the higher opportunity markets such as Japan, the U.S. and emerging countries.

While the Company believes that this will mean revenue will be higher quality and more profitable and that margins will more quickly improve, it will also translate into a modified revenue profile and reduced annual turnover. The new higher quality and higher margin broadband products are still in early stages of their product life cycle but the Company believes the uptake of these higher-end products will begin later this year. In addition, the Company expects to reduce operating expenses by an additional 10% by further streamlining operations. Taken together, these efforts will ultimately yield a stronger, more competitive, and more profitable UTStarcom in the long term, albeit with a lower expected overall top line growth rate than planned.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

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Near-Term Outlook

In terms of the near-term outlook, the effects of this recalibration of the existing strategy will be apparent starting in the second quarter. For the second quarter, the Company expects to generate revenue in the range of $15 million to $20 million.

Given the aforementioned transition that is underway, the Company is currently planning to provide an update on annual revenue and bottom line expectations later in the year.

Mr. Wong concluded, “While the strategic adjustment to our business strategy will impact our revenue profile and alter our financial targets for 2015, we are confident that it will allow UTStarcom to be a more efficient player in the higher end of the market in the key global locations that are welcoming to our innovative products. This should help us to more quickly achieve margin expansion and sustainable long-term profits for the Company. We remain focused on creating value for our customers, partners and shareholders.”

First Quarter 2015 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on June 05, 2015 (8:00 p.m. Beijing/Hong Kong Time on June 05, 2015).

The conference call dial-in numbers are as follows:

United States: +1-855-298-3404

New York: +1-631-5142-526

Canada: +1-855-842-3490

Hong Kong: +852-5808-3202

China: 4001-200-539

International: + 61-(0)2- 8524-5042

The attendee passcode is: 7318280

A replay of the call will be available 2 hours after the end of the conference until 11:59 a.m. U.S. Eastern Time on June 12, 2015.

The conference call replay numbers are as follows:

United States: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

International: +1-800-008-585

The replay passcode for accessing the recording is 7318280

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

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About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, Deputy Director, FP&A and IR

Email: fei.wang@utstar.com

Jiang Ning, Investor Relations
Email: njiang@utstar.com

Joanna Jiang (Beijing)
Tel: +86-10-8591-1958
Email: Joanna.Jiang@fticonsulting.com

Sean Pattwell (Hong Kong)
Tel: +852-3768-4543
Email: Sean.Pattwell@fticonsulting.com

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

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UTStarcom Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2015	2014
ASSETS	(In thousands, except par value)
Current assets:
Cash, cash equivalents	$67,900	$77,824
Short-term investments	-	2,299
Accounts and notes receivable, net	20,791	16,690
Inventories and deferred costs	66,765	75,916
Prepaids and other current assets	32,943	33,068
Total current assets	188,399	205,797
Long-term assets:
Property, plant and equipment, net	2,693	3,037
Long-term deferred costs	3,521	4,956
Other long-term assets	63,587	65,273
Total long-term assets	69,801	73,266
Total assets	$258,200	$279,063

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$20,477	$29,769
Customer advances	49,875	49,244
Deferred revenue	23,403	26,819
Other current liabilities	24,194	23,582
Total current liabilities	117,949	129,414
Long-term liabilities:
Long-term deferred revenue and other liabilities	31,818	34,320
Total liabilities	149,767	163,734

Total equity	108,433	115,329
Total liabilities and equity	$258,200	$279,063

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UTStarcom Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
	2015	2014
	(in thousands, except per share data)

Net sales	$32,957	$32,344
Cost of net sales	28,110	27,743
Gross profit	4,847	4,601
	14.7%	14.2%
Operating expenses:
Selling, general and administrative	5,374	5,550
Research and development	2,615	2,351
Total operating expenses	7,989	7,901
	24.2%	24.4%
Operating loss	(3,142)	(3,300)

Interest income, net	336	38
Other income, net	518	731
Equity pick up of losses of an associate	(3,220)	(1,193)
Loss before income taxes	(5,508)	(3,724)
Income taxes benefit	117	434
Net loss	(5,391)	(3,290)

Net loss attributable to UTStarcom Holdings Corp.	$(5,391)	$(3,290)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.14)	$(0.09)
Weighted average shares outstanding—Basic	37,500	36,518

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UTStarcom Holdings Corp.
Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2015	2014
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,391)	$(3,290)
Depreciation and amortization	618	657
Provision for doubtful accounts	17	31
Stock-based compensation expense	225	500
Gain on sale of short- term investment	(585)	-
Net loss on disposal of assets	106	-
Gain on release of tax liability due to expiration of the statute of limitation	-	(992)
Deferred income taxes	(23)	(23)
Loss from equity investments, net	3,220	1,193
Changes in operating assets and liabilities:	(7,355)	(1,192)
Net cash used in operating activities	(9,168)	(3,116)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(379)	(9)
Change in restricted cash	(269)	(77)
Loan to UiTV	(1,170)	-
Proceeds from sale of short-term investment	2,411	-
Net cash provided by (used in) investing activities	593	(86)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary share	-	5,340
Repurchase of ordinary share	(1,543)	(9,865)
Net cash (used in) financing activities	(1,543)	(4,525)
Effect of exchange rate changes on cash and cash equivalents	194	284
Net decrease in cash and cash equivalents	(9,924)	(7,443)
Cash and cash equivalents at beginning of period	77,824	107,773
Cash and cash equivalents at end of period	$67,900	$100,330

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UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended March 31,
	2015	2014
	(in thousands, except per share data)

Non-GAAP Revenue	$32,447	$32,321
Non-GAAP Gross profit	4,846	4,608
Non-GAAP Gross Margin %	14.9%	14.2%
Non-GAAP Operating loss	(2,917)	(2,800)
Non-GAAP Net loss attributable to UTStarcom	$(5,166)	$(2,790)

Non-GAAP Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.14)	$(0.08)
Weighted average shares outstanding—Basic	37,500	36,518

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Utstarcom Corporation

GAAP to Non-GAAP Reconciliation

"To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States."

	Three months Ended
	March 31,
	2015	2014
Reconciation of Revenue
GAAP Net Revenue	$32,957	$32,344
less: China IPTV revenue	510	23
Non-GAAP Net Revenue	$32,447	$32,321

GAAP Gross Margin
US. GAAP as reported	$4,847	$4,601
Add (less): Stock-based compensation - COGS	-1	7
Non-GAAP Gross Margin	$4,846	$4,608

Reconciation of Operating Loss
GAAP Operation Loss	$(3,142)	$(3,300)
Add: Stock based compensation	225	500
Non-GAAP Operating Loss	$(2,917)	$(2,800)

Reconciation of Net Loss
GAAP Net Loss	$(5,391)	$(3,290)
Add: Stock based compensation	225	500
Non-GAAP Net Loss	$(5,166)	$(2,790)

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